UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Hunt Manufacturing Co.

                                (Name of Issuer)

                       Common Stock, par value $.01 share

                         (Title of Class of Securities)

                                   445636-10-3

                                 (CUSIP Number)

                             David B. Chapnick, Esq.
                   425 Lexington Avenue, New York, N.Y.  10017

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     November 16, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.      445636-10-3                   Page   2   of   5   Pages


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Katherine B. Lunt
                   ###-##-####

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                                   (b) |_|

      3       SEC USE ONLY

      4       SOURCE OF FUNDS*
                   Not Applicable

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  |_|

      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

                   7    SOLE VOTING POWER
    NUMBER OF                147,865
     SHARES
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY?                532,293
      EACH
    REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON                  147,865
      WITH
                   10   SHARED DISPOSITIVE POWER
                             532,293

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   680,158

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                 |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.26%

     14       TYPE OF REPORTING PERSON*
                   IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

          Items 3, 4 and 5 of the Statement filed pursuant to Rule 13d-1 under

Section 13(d) of the Securities Exchange Act of 1934, as amended (the

"Statement") are further amended by adding to such items the information set forth below:


     Item 3.       Source and Amount of Funds or Other Consideration.

Not applicable.


     Item 4.   Purpose of Transaction.

          The transactions giving rise to this amendment to Schedule 13D (see

Item 5(c) herein) involved transfers without consideration between members of the Bartol family and related trusts and family partnerships for estate planning and financial planning purposes and not for the purpose of causing the occurrence of any of the matters enumerated in paragraphs (a) through (j) of

Schedule 13D.


     Item 5.   Interest in Securities of the Issuer.

          (a) - (b)  The beneficial ownership of Shares by the reporting person as of December 31, 1995 was as follows:

                                                            Katherine B. Lunt

  (i)     Amount Beneficially Owned:                           680,158 (1)

 (ii)     Percent of Class:

(iii)     Number of Shares as to which such person has:

          (A)  sole power to vote or to direct the vote:       147,865 (2)

          (B)  shared power to vote or to direct the
               vote:                                           532,293 (3)

          (C)  sole power to dispose of or to direct the
               disposition of:                                 147,865 (2)

          (D)  shared power to dispose or to direct the
               disposition of:                                 532,293 (3)

     (1) Except as otherwise indicated in the footnotes below, the Shares indicated as beneficially owned by the reporting person do not include Shares owned by other members of his or her family, the beneficial ownership of which Shares is disclaimed by the reporting person.

     (2) Does not include approximately 170,500 Shares owned by The Stockton Rush Bartol Foundation (a charitable foundation formed and funded by G.E. Bartol III, the reporting person's father) of which the reporting person is a director or 49,676 Shares beneficially owned by James H. Lunt, the reporting person's husband, as trustee for their children, the beneficial ownership of which Shares is disclaimed by the reporting person.

     (3) Represents Shares as to which the reporting person and Gordon A. MacInnes have shared voting and dispositive power as the co-trustees of the 1971 Trust established by G.E. Bartol III for the benefit of his grandchildren (the "1971 Trust").

          (c)  During the past 60 days, there have been the following transactions in Shares by or involving the reporting person:  shares originally conveyed to the Lunt Family Partnership were distributed on or about

November 16, 1995 as follows:  (A) 350,877 Shares to Mary F. Bartol,

(B) 35 Shares to the reporting person's husband individually, and

(C) 3,509 Shares to the reporting person individually.

          (d)  Not applicable.

          (e)  Not applicable.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

the undersigned certifies that the information set forth in this Statement on

Schedule 13D is true, complete and correct.



DATED:  January 5, 1996


                                    Katherine B. Lunt
                                    Katherine B. Lunt